

August 4, 2009

H. Patrick Dee
Chief Operating Officer
First State Bancorporation
7900 Jefferson NE
Albuquerque, NM 87109

> **Re:** **First State Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-12487**

Dear Mr. Dee:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 18

1.   Many of your risk factors are generic. In your next Form 10-Q, please include a revised risk factor section that discusses the most significant factors that make owning your securities speculative or risky. Do not present risks that could apply to any issuer. For example, one of your risk factors is captioned "Banking regulations may restrict our ability to pay dividends" when, in fact, at the time the Form 10-K was filed you were prohibited from paying dividends by the Informal Agreement. In addition, update the risk factors to present your current situation, such as entry into the Written Agreement. These are only a couple of examples. Please review the entire risk factors section with a view towards complying with this comment. See Item 503(c) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock, page 31

2.   In future filings, please revise the disclosure in the paragraph before the table to describe what is being presented in the table and to remove the references to over-the-counter market transactions.

Securities Authorized for Issuance Under Equity Compensation Plans, page 32

3.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 8. Financial Statements and Supplementary Data

Nonperforming Assets, page A-22

4.   We note your disclosure regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to your residential construction and lot development portfolios. Given the significant increase during 2008 (approximately $87 million) and the first quarter of 2009 (approximately $45 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

   •   Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and

- If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

    o General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)
    o The type of collateral securing the loan;
    o The amount of total credit exposure outstanding;
    o The amount of the allowance allocated to the credit relationship; and
    o Provide additional information to allow us to understand the lending relationship for each credit.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

Analysis of the Allowance for Loan Losses, page A-23

5.   We note your non-accrual loans totaled $114.1 million at December 31, 2008. Of that amount, you consider approximately $22.9 million to be impaired. Please provide us with the following additional information regarding these loans:

- Explain to us and in future filings disclose how you determined the remaining $91.2 million of non-accrual loans were not impaired. As these loans are past due and not accruing interest, tell us how you determined it is probable you will be able to collect all amounts due according to the contractual terms of the loan agreements. Refer to paragraph 8 of SFAS 114; and

- Provide us with a table quantifying non-accrual loans by loan category (similar to those categories found in your loan portfolio table on page A-21).

6.   We note your allowance for loan losses includes SFAS 5 subjective reserves of $70.9 million and SFAS 114 specific reserves of $8.8 million. The specific reserves relate to the aforementioned $22.9 million of impaired loans. Therefore, it is our understanding that the subjective reserves relate (in part) to $91.2 million of your non-accrual loans. Please confirm that our understanding is correct.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Equity Incentives, page 18

7.   Please tell us why options were granted to your chief executive officer, chief operating officer and chief financial officer under the 2003 Equity Incentive Plan on July 23, 2008. Also tell us how you determined the number of options to grant

and how the grants and your decision regarding the grants fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b) of Regulation S-K.

Grant of Plan-Based Awards in 2008, page 29

8.   The information in certain of the footnotes to the table does not seem to correspond to the information in the table. Please revise in future filings. For example, footnote 4 discusses stock options shown in the non-equity incentive plan awards column.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Credit Transactions, page 12

9.   Please confirm, and revise future filings to disclose, if accurate, that the loans and extensions of credit were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 14. Principal Accounting Fees and Services

Definitive Proxy Statement on Schedule 14A

Ratification of the Independent Registered Public Accounting Firm, page 6

10.   Please provide the information required by Item 14(5) of Form 10-K regarding your audit committee's pre-approval policies.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief